May 7, 2013	Peter M. Fass Member of the Firm Direct Dial 212.969.3445 Facsimile 212.969.2900 pfass@proskauer.com www.proskauer.com

Via Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3628

Attention: Daniel F. Duchovny, Esq.

RE:	Lightstone Value Plus Real Estate Investment Trust, Inc. Schedule TO-I Filed May 1, 2013 File No. 005-86416

Dear Mr. Duchovny:

We are writing in response to your letter dated May 6, 2013 regarding the review by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) of the Schedule TO-I filed by Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”) on May 1, 2013. The Staff’s comments and request are repeated below in bold type followed by the Company’s response:

Offer to Purchase

Conditions of this Offer, page 21

1.	Please refer to the second full condition on page 22. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The reference to tender or exchange offers or other transactions “other than in the ordinary course of business” appears to be subjective, thus possibly making the offer illusory. Please delete or revise to describe any transactions of the type described that could be considered to be in the ordinary course of business, so that security holders will have the ability to objectively determine whether the condition has been triggered.

The Company has revised the condition to remove the “ordinary course” exception (see pp. 2, 22). The Company believes that as revised, the condition is drafted with sufficient specificity to allow for objective verification of whether the condition has been satisfied.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Daniel F. Duchovny

May 7, 2013

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this letter responding to the Staff’s comments. If you have any questions, please do not hesitate to contact me at 212-969-3445 or by email at pfass@proskauer.com.

Very truly yours,

/s/ Peter M. Fass

Peter M. Fass